OneConstruction Group Limited

September 11, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Shannon Menjivar Howard Efron Pam Long Benjamin Holt

Re:	OneConstruction Group Limited
Draft Registration Statement on Form F-1
Submitted August 2, 2024
CIK No. 0002030834

Ladies and Gentlemen:

This letter is in response to the letter dated August 29, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to OneConstruction Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1 submitted August 2, 2024

Cover Page

1.	Please revise to clearly state the location of your auditor’s headquarters. Please also revise here and elsewhere where you discuss the HFCA Act to reconcile your disclosures regarding the location of your auditor’s headquarters. For example, we note your cross-reference to the risk factor on page 25, “Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB . . . ,” which indicates that Audit Alliance LLP is headquartered in the U.S. However, you state elsewhere that Audit Alliance LLP is headquartered in Singapore. We note similar inconsistent references to Audit Alliance LLP being U.S. auditors or a U.S.-based accounting firm on pages 8, 25, and 26.

Response: In response to the Staff’s comments, we revised our disclosures on pages i, 23 and 24 of the Amended Draft Registration Statement to clearly state that our auditor is headquartered in Singapore and to reconcile our disclosures regarding the location of our auditor’s headquarters.

Prospectus Summary

Summary of Risk Factors, page 7

2.	Please revise your Summary of Risk Factors so that it is no more than two pages. Also move the Summary of Risk Factors so that they immediately precede the Risk Factors section that begins on page 21. See Item 3 of Form F-1 and Item 105(b) of Regulation SK.

Response: In response to the Staff’s comments, we revised our disclosures on pages 15 and 16 of the Amended Draft Registration Statement to reduce the length of the Summary of Risk Factors to two pages and also move the Summary of Risk Factors so that they immediately precede the Risk Factors section.

Recent Regulatory Developments in the PRC, page 13

3.	We refer to your statement on page 15 that you do not currently expect, among other laws and regulations, the Draft Overseas Listing Regulations to have an impact on your business, operations, or this offering. Please revise to also state whether you expect the Trial Measures, together with the Guidance Rules and Notice, to have an impact on your business, operations, or this offering.

Response: In response to the Staff’s comments, we revised our disclosure on pages 7 and 8 of the Amended Draft Registration Statement to state that we do not currently expect the Trial Measures, together with the Guidance Rules and Notice, to have an impact on our business, operations, or this offering.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 18

4.	Please revise here and your risk factor on page 46, “As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters . . .,” to clarify whether you intend to follow home country corporate governance practices. To the extent that you intend to follow home country corporate governance practices, please revise your disclosure to identify such practices and briefly explain how they differ from the corporate governance requirements of Nasdaq.

Response: In response to the Staff’s comments, we revised our disclosures on pages 11, 12, 43 and 44 of the Amended Draft Registration Statement to clarify that we intend to follow certain home country corporate governance practices and identify such practices and explain how they differ from the corporate governance requirements of Nasdaq.

Risk Factors

Risks Related to Our Business and Industry

Delay in the commencement and progress of public projects . . ., page 37

5.	Please revise to disclose whether, during the fiscal years ended March 31, 2023 and 2024, you experienced delays in the commencement and/or progress of public projects that had a material impact on your business, financial condition, or results of operations.

Response: In response to the Staff’s comments, we revised our disclosure on page 35 of the Amended Draft Registration Statement to disclose that for the fiscal years ended March 31, 2023 and 2024, we did not experience any delays in the commencement and/or progress of public projects that led to a material adverse impact on our business, financial condition or results of operations.

Use of Proceeds, page 56

6.	We note that the allocation of proceeds of the offering to working capital or general corporate purposes is based on your present plans. Please revise to discuss any specific principal intended uses for the proceeds of this offering, and identify, if known, the approximate amount of proceeds you intend to use for such specific purposes. For example, we note disclosure on page 78 that as part of your growth strategy you intend to use a portion of net proceeds for up-front costs for future projects and that you currently plan to hire additional project managers, quantity surveyors and engineers after the offering. We also note that you have bank borrowings and loans from a related party, as disclosed on pages 71 and 72. If you will use proceeds of this offering to repay all or a portion of these borrowings, please also disclose this and include the additional information required by Item 3.C.4 of Form 20-F.

Response: In response to the Staff’s comments, we revised our disclosure on page 53 of the Amended Draft Registration Statement to discuss our specific principal intended uses for the proceeds of this offering and identify the approximate amount of proceeds we intend to use for such purposes. In addition, we respectfully advise the Staff that we do not intend to use any portion of the net proceeds from this offering to repay any part of our bank borrowings and loan due to a related party.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal Years Ended March 31, 2023 and March 31, 2024

Cost of revenue, page 67

7.	Please revise to identify and briefly discuss the drivers of material variances in each of the individual components of your cost of revenue. For example, we note that costs for procuring materials decreased year-over-year by approximately 18%. However, your disclosure elsewhere, such as your risk factor on page 36 regarding the shortage or increase in global steel prices, suggests that costs for procuring materials would be expected to increase year-over-year.

Response: In response to the Staff’s comments, we revised our disclosures on pages 33, 49 and 64 of the Amended Draft Registration Statement to identify and briefly discuss the drivers of material variances in each of the individual components of our cost of revenue.

Liquidity and Capital Resources, page 70

8.	Please revise to provide all the information required by Item 5.B of Form 20-F, including material cash requirements from indebtedness and other obligations. For example, we note your disclosure on pages 71-72 regarding cash generated from financing activities, including net proceeds from a loan due to a related company of $1,517,000 and $4,885,000 during the fiscal years ended March 31, 2023 and 2024, respectively. Please also file as exhibits the agreements or contracts made in connection with the loan. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, we revised our disclosure on pages 67, 68 and F-22 of the Amended Draft Registration Statement to provide all the information required by Item 5. B of Form 20-F, including material cash requirements from indebtedness and other obligations. In addition, we respectfully advise the Staff that we will file as exhibits the agreements or contracts made in connection with the loan in a subsequent filing.

Trend Information, page 72

9.	We note your statement that you are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on you. Please tell us what consideration you have given to whether the items described under “Market Challenges and Threats” on pages 52 and 53 may be reasonably like to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Response: In response to the Staff’s comments, we revised our disclosure on pages 49, 50 and 69 of the Amended Draft Registration Statement to respectfully advise the Staff that, other than the factors disclosed in the sections headed “Industry and Market Data – Market Trends and Opportunities” and “Industry and Market Data – Market Challenges and Threats,” we are not aware of any other trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Business, page 75

10.	Please revise to disclose OneC Engineering’s registrations as a Registered Specialist Trade Contractor for Concreting and Reinforcement Bar Fixing, as you discuss on page 96. Specify when, if at all, such registrations expire and briefly discuss how you monitor OneC Engineering’s continued compliance with the requirements of these registrations. Please also revise to disclose that OneC Engineering, as a subcontractor, relies on the general contractor’s registration as a Registered General Building Contractor, as you discuss on page 91.

Response: In response to the Staff’s comments, we revised our disclosures on pages 72 and 73 of the Amended Draft Registration Statement to disclose OneC Engineering’s registrations as a Registered Specialist Trade Contractor for Concreting and Reinforcement Bar Fixing and to specify when such registrations expire and briefly discuss how we monitor OneC Engineering’s continued compliance with the requirements of these registrations. In addition, we also revised our disclosure on pages 1, 32, 61, 72, 76 and 81 of the Amended Draft Registration Statement to disclose that OneC Engineering, as a subcontractor, relies on the general contractor’s registration as a Registered General Building Contractor.

11.	Please revise your discussion of the principal steps in a project and approximate project timeframe, as applicable, to highlight whether or how delays may impact the operating subsidiary’s operations and results of operations. In this regard, we note that the majority of your revenue is derived from public sector projects and you discuss various factors that may cause delays to public sector projects, including on pages 37 and 52, such as political disagreements or filibustering, objections or legal actions by the public, and fiscal deficits or budget cuts.

Response: In response to the Staff’s comments, we revised our disclosures on pages 78 and 79 of the Amended Draft Registration Statement to highlight how delays may impact our operating subsidiary’s operations and results of operations.

Related Party Transactions, page 103

12.	Please revise to provide all the information required by Item 7B. of Form 20-F. For example, we note your disclosure in Note 18. Related Party Transactions on page F-22 regarding the loan due to a related company. Please also file as exhibits the agreements or contracts made in connection with related party transactions, as applicable. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, we revised our disclosure on page 100 of the Amended Draft Registration Statement to provide all the information regarding the related party transactions required by Item 7B. of Form 20-F. In addition, we respectfully advise the Staff that we will file as exhibits the agreements or contracts made in connection with related party transactions in a subsequent filing.

General

13.	Where you discuss the legal and operational risks associated with being based in and having the majority of your operations in China (including Hong Kong), please revise to discuss the commensurate laws and regulations in Hong Kong and any risks and consequences to you and/or the operating subsidiary associated with these laws and regulations. For example, disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. Also provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong which result in oversight over data security and explain how this oversight impacts the company’s business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: In response to the Staff’s comments, we revised our disclosure on page i of the Amended Draft Registration Statement to discuss the commensurate laws and regulations in Hong Kong and any risks and consequences to us and/or our operating subsidiary associated with these laws and regulations. In addition, we also revised our disclosure on pages 21 and 22 of the Amended Draft Registration Statement to provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong which result in oversight over data security and explain how this oversight impacts the Company’s business and the offering and to what extent the Company believes that it is compliant with the regulations or policies that have been issued.

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comments, we respectfully advise the Staff that the Company confirms it has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and it has not authorized anyone to do so on its behalf. The Company confirms that, to the extent that there are any such written communications that it, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kam Cheung Cheung
Name:	Kam Cheung Cheung
Title:	Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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